FORM 6-K
                                    --------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                        REPORT OF FOREIGN PRIVATE ISSUER
                        --------------------------------
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          For the month of April, 2002
                          ----------------------------

                          ROYAL CARIBBEAN CRUISES LTD.
                          ----------------------------

                    1050 Caribbean Way, Miami, Florida 33132
                    ----------------------------------------
                    (Address of principal executive offices)




     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

              Form 20-F         x                  Form 40-F
                              -----                                -----

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

              Yes                                  No                x
                              -----                                -----

     [If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

                                    Contact:  Lynn Martenstein or Erin Williams
                                              (305) 539-6570 or (305) 539-6153

                                    For Immediate Release


               ROYAL CARIBBEAN REPORTS FIRST QUARTER 2002 RESULTS
               --------------------------------------------------

MIAMI - (April 24, 2002) - Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) announced today that net income for the first quarter was $53 million, essentially the same as the first quarter of 2001. Earnings per share were $0.27 for the first quarter in both 2002 and 2001. Net income for the quarter was negatively impacted by $5 million in guest and travel agent related expenses due to the unanticipated drydock of two ships.

Revenues for the first quarter of 2002 were up 10%, at $800 million compared to $727 million in 2001. The increase in revenues was due primarily to an increase in capacity, offset by a decline in yields (net revenues per available passenger cruise day). Yields were down 7% for the first quarter of 2002 compared to the first quarter of 2001, primarily as a result of pricing actions taken in the months immediately following the terrorist attacks of September 11. Bookings during these months were taken at significantly discounted prices. By January, pricing on new bookings for the first quarter was only marginally lower than during the same period the prior year.

On an available passenger cruise day basis, operating and SG&A expenses were down 14% for the quarter. On the same basis, SG&A costs for the quarter were down 27%. This reduction was achieved through cost containment measures taken by the company, as well as the timing of marketing expenses. Certain operating expenses were also lower due to the impact of September 11 on the travel industry. In particular, travel agent commissions were lower due to lower cruise pricing, and air travel expenses were lower due to reduced air/sea levels. The percentage of passengers who chose to book their air passage through Royal Caribbean dropped from 31% in the first quarter of 2001 to 20% this year. Both commission and travel costs are expected to return to more normal levels as the year progresses. The company anticipates that full year operating and SG&A costs, excluding fuel costs, will be down approximately 5% on an available passenger cruise day basis.

"We are extremely pleased with the speed and strength of the industry's recovery," said Richard D. Fain, Chairman and CEO of Royal Caribbean Cruises Ltd. "Clearly, the powerful fundamentals of our company and our industry have been proven in recent months. I am encouraged both by the recovery of pricing levels and by the company's ability to manage costs. We are committed to continuing our efforts on both fronts."

In recent weeks, pricing has returned to pre-September 11 levels. Looking forward, based on current pricing trends and booking levels, yields are expected to be down 5-7% in the second and third quarters relative to 2001. Booking patterns continue to be closer in than in prior years and visibility for the fourth quarter is therefore limited.

The company will introduce Constellation, the fourth Millennium-class ship, in May, and Brilliance of the Seas, the second of the Radiance-class series, in July. The company is also considering asking the shipyard to accelerate by a few weeks the delivery of Navigator of the Seas, the fourth Voyager-class ship. If so, the ship would be delivered in December 2002 in time to take advantage of the holiday sailings. The company has also announced that it will deploy six ships in the Europe next year, more than doubling its product offerings there.

"Our new ships continue to generate strong consumer demand in the marketplace," said Fain. "Based on the improved pricing trends in the market and the timing of the holiday season, we think a slightly earlier delivery date for Navigator of the Seas may provide an advantageous revenue opportunity."

The company has scheduled a conference call at 10 a.m. today to discuss its earnings. This call can be listened to, either live or on a delayed basis, on the Company's investor relations web site at www.rclinvestor.com.

Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International, Celebrity Cruises, and Royal Celebrity Tours. Royal Caribbean International and Celebrity Cruises have a combined total of 22 ships in service and six under construction. Royal Celebrity Tours operates land-tour vacations in Alaska and Canada utilizing the world's largest glass-domed railcars. Additional information can be found on www.rclinvestor.com, www.royalcaribbean.com and www.celebritycruises.com.


Certain statements in this news release are forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to differ materially from future results, performance or achievements expressed or implied in such forward-looking statements. Such factors include general economic and business conditions, changes in cruise industry competition, reduced consumer demand for cruises as a result of any number of reasons, including armed conflict or political instability, availability of air service, the delivery schedule of new vessels, unplanned service outages of vessels, changes in interest rates or oil prices and other factors described in further detail in Royal Caribbean's filings with the Securities and Exchange Commission. The above examples may not be exhaustive as we operate in a continually changing business environment, and new risks emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                             Financial Tables Follow
                                     (####)

                          ROYAL CARIBBEAN CRUISES LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (unaudited, in thousands, except per share data)


                                                          First Quarter Ended March 31,
                                                          -----------------------------
                                                             2002              2001
                                                          -----------      ------------
Revenues..........................................        $   799,953      $    726,878
                                                          -----------      ------------
Expenses
  Operating.......................................            502,638           456,339
  Marketing, selling and administrative...........            102,076           112,790
  Depreciation and amortization...................             82,827            67,665
                                                          -----------      ------------
                                                              687,541           636,794
                                                          -----------      ------------
Operating Income..................................            112,412            90,084
                                                          -----------      ------------
Other Income (Expense)
  Interest income.................................              4,227             6,797
  Interest expense, net of capitalized interest...            (68,268)          (59,255)
  Other income (expense)..........................              4,442            14,871
                                                          -----------      ------------
                                                              (59,599)          (37,587)
                                                          -----------      ------------
Net Income........................................        $    52,813      $     52,497
                                                          -----------      ------------
Earnings Per Share:
  Basic...........................................        $      0.27      $       0.27
                                                          ===========      ============

  Diluted.........................................        $      0.27      $       0.27
                                                          ===========      ============
Weighted average shares outstanding:
  Basic...........................................            192,325           192,161
                                                          ===========      ============
  Diluted.........................................            195,509           193,516
                                                          ===========      ============


                                                                    STATISTICS
                                                          -----------------------------
                                                             2002              2001
                                                          -----------      ------------

Occupancy as a percentage of total capacity.......              103.9%            103.0%

Guest Cruise Days.................................          4,344,802         3,493,512


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                ROYAL CARIBBEAN CRUISES LTD.
                                                ----------------------------
                                                (Registrant)



Date:  April 30, 2002                       By: /s/ BONNIE S. BIUMI
                                                ----------------------------
                                                Bonnie S. Biumi
                                                Vice President and Treasurer